UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.
3300 PUBLIX CORPORATE PARKWAY
LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Index to Financial Statements, Supplemental
Schedule and Exhibits

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits - December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2014 and 2013	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2014	14
Signature	15
Exhibit:
Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

Plan Administrator
Publix Super Markets, Inc.
401(k) SMART Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
June 19, 2015
Tampa, Florida
Certified Public Accountants

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$3,202,988,005	2,500,176,567
Notes receivable from participants	104,360,045	93,603,501
Employer contribution receivable	28,612,447	26,482,918
Total assets	3,335,960,497	2,620,262,986

Liabilities
Excess contributions payable	3,001,833	2,828,286
Total liabilities	3,001,833	2,828,286
Net assets available for plan benefits	$3,332,958,664	2,617,434,700

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Changes in Net Assets
Available for Plan Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Contributions:
Participant	$142,088,146	130,035,110
Employer - stock	28,612,447	26,482,918
Total contributions	170,700,593	156,518,028
Investment income:
Net appreciation of investments	643,865,167	518,408,983
Dividends	61,957,707	66,210,879
Interest	3,142,431	2,843,347
Total investment income	708,965,305	587,463,209
Total additions	879,665,898	743,981,237
Deductions from net assets attributed to:
Benefits paid to participants	162,978,396	117,497,987
Fees paid by participants	1,163,538	1,051,396
Total deductions	164,141,934	118,549,383
Net increase	715,523,964	625,431,854
Net assets available for plan benefits:
Beginning of year	2,617,434,700	1,992,002,846
End of year	$3,332,958,664	2,617,434,700

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(1)	Description of Plan and Summary of Accounting Policies
The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

(a)	General
The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, Publix Asset Management Company and Publix North Carolina Employee Services, LLC (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Plan Amendments
As required by the Internal Revenue Service (“IRS”) for Cycle B determination letter filers, the Plan was amended and restated on January 17, 2013, with an effective date of January 1, 2013. The Plan was further amended on August 6, 2013, to add Publix North Carolina Employee Services, LLC in the Plan’s definition of “Employer” with an effective date of October 1, 2013. The Plan was further amended on October 31, 2014, to slightly modify the “Selection of Investment Funds” provision with an effective date of January 1, 2013, revise the definition of “Eligible Spouse” with an effective date of June 26, 2013, and revise the definition of “Year of Service” with an effective date of December 29, 2014.

(c)	Contributions
Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2014 and 2013, the Company’s Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year in the form of common stock of Publix Super Markets, Inc. (“Publix Stock”). Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock.

(d)	Participant Accounts
Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Matching Contributions Accounts of participants and of Accounts of separated participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. As of December 31, 2014 and 2013, forfeitures totaled $188,816 and $323,821, respectively. Forfeitures, and earnings thereon, totaling $185,970 and $318,389 were used to reduce the Company matching contributions for the years ended December 31, 2014 and 2013, respectively.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(e)	Vesting
Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are generally 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

(f)	Notes Receivable from Participants
All actively employed participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All administration costs incurred as a result of a loan are paid by the participant. The interest rate is determined by Voya Institutional Plan Services as of the first business day of each calendar quarter based on the United States (“U.S.”) prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and accrued but unpaid interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(g)	Distribution of Benefits
Benefits are recorded when paid.

A participant who reaches age 59½ and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than April 1 of the Plan year immediately following the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until the participant would have reached age 70½.

(h)	Termination of Plan
The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)	Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

(j)	Investments
The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds. Investment in Publix Stock represented 83.1% and 79.7% of the Plan’s net assets available for plan benefits as of December 31, 2014 and 2013, respectively. Because Publix Stock is not traded on an established securities market, the market price of Publix Stock is determined by the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. As part of the process to determine the value of Publix Stock, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (“comparable publicly traded companies”). The purpose of the process is to determine a value for Publix Stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies.

The fair value of the Plan’s interest in the Invesco Stable Value Trust Fund (Class C) is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. The fair values of the Plan’s interests in collective investment funds, other than the Invesco Stable Value Trust Fund (Class C), are based upon the net asset values or practical expedients to net asset value of the funds as reported by the fund managers. There are no unfunded commitments or restrictions on redemptions by participants of the collective investment funds.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(k)	Investment Risk
Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(l)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(2)	Administration of the Plan
On September 1, 2014, the Primary Trustee for the Plan and the third-party Plan Administrator changed their names to Voya Institutional Trust Company and Voya Institutional Plan Services, respectively. Voya Institutional Trust Company is responsible for the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for the Publix Stock component of the Publix Stock Fund. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•
Loan fees of $556,950 and $531,524 for the years ended December 31, 2014 and 2013, respectively, were deducted from the Accounts of participants who received loans and were paid to the third-party Plan Administrator.

•
Administrative fees of $324,488 and $261,526 for the years ended December 31, 2014 and 2013, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.

•
Florida stamp taxes of $174,648 and $153,996 for the years ended December 31, 2014 and 2013, respectively, were deducted from the Accounts of participants who received loans in the state of Florida and were paid to the third-party Plan Administrator. The third-party Plan Administrator is responsible for reporting and remitting Florida stamp taxes to the Florida Department of Revenue.

•
Expedited check fees of $107,452 and $104,350 for the years ended December 31, 2014 and 2013, respectively, were deducted from the net distribution, loan and withdrawal proceeds issued to participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.

(3)	Investments
The Plan consists of the following investments:

(a)	American Funds EuroPacific Growth Fund (R-4 Class)
This mutual fund seeks long-term capital growth by investing in companies located in Europe and the Pacific Basin.

(b)	Royce Pennsylvania Mutual Fund (Investment Class)
This mutual fund seeks long-term capital growth by investing primarily in companies with small and micro market capitalizations, using a disciplined value approach.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(c)	SSgA Strategic Balanced Funds
These collective investment funds use an asset allocation approach to provide for both current income and capital growth. The underlying investments of these funds are stock and fixed income funds, both invested in a passive manner. These funds offer diversification by blending risk across different types of investments (i.e., aggressive, moderate and conservative). The three SSgA Strategic Balanced Funds are:
SSgA Aggressive Strategic Balanced Fund (Class I)
This fund seeks to provide growth of principal and some income by matching a composite benchmark that is made up of 85% stocks and 15% bonds.
SSgA Moderate Strategic Balanced Fund (Class I)
This fund seeks to provide income and growth of principal by matching a composite benchmark that is made up of 55% stocks and 45% bonds.
SSgA Conservative Strategic Balanced Fund (Class I)
This fund seeks to provide income and some growth of principal by matching a composite benchmark that is made up of 75% bonds and 25% stocks.

(d)	SSgA S&P Mid Cap Index Fund (Class XII)
This collective investment fund seeks to replicate the Standard & Poor's MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

(e)	T. Rowe Price Blue Chip Growth Fund
This mutual fund seeks long-term capital growth by investing primarily in common stocks of well-established large- and medium-sized companies. This fund focuses on “blue chip” companies that have strong financial results and seasoned management teams. Effective April 1, 2014, the T. Rowe Price Blue Chip Growth Fund replaced the Janus Forty Fund (Class I Shares) as the investment fund option for the large cap growth asset class.

(f)	T. Rowe Price Value Fund
This mutual fund seeks long-term capital growth and, secondarily, income by investing in common stocks believed to be undervalued in the marketplace. The fund focuses on “bargain” stocks that offer an opportunity for capital appreciation as other investors recognize the company’s real value. Effective March 5, 2013, the T. Rowe Price Value Fund replaced the Davis New York Venture (A) Fund as the investment fund option for the large cap value asset class.

(g)	SSgA S&P 500 Index Fund (Class E)
This collective investment fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

(h)	Baird Aggregate Bond Fund (Institutional Shares)
This mutual fund is actively managed and is benchmarked to the Barclays U.S. Aggregate Bond Index. The fund focuses on U.S. dollar-denominated debt securities of U.S. government and other public-sector entities, asset- and mortgage-backed obligations and corporate debt of U.S. and foreign issuers. Effective December 1, 2014, the Baird Aggregate Bond Fund (Institutional Shares) replaced the PIMCO Total Return Fund (Institutional Class) as the investment fund option for the intermediate term bond asset class.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(i)	Invesco Stable Value Trust Fund (Class C)
This collective investment fund seeks to preserve principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund consists of investment grade, fixed and floating rate securities.

(j)	Publix Stock Fund
This fund includes two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, SSgA Institutional Liquid Reserves Fund (Institutional Class), a mutual fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix Stock, dividends earned on Publix Stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix Stock on specified purchase dates.
The fair value of the following investment represented 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
	2014	2013
Publix Stock	$2,770,135,483	2,087,358,590
During 2014 and 2013, the Plan's investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated in value by $643,865,167 and $518,408,983, respectively, as follows:

	Year ended December 31,
	2014	2013
Publix Stock	$630,127,739	476,610,712
Mutual Funds	365,196	16,514,908
Collective Investment Funds
Fixed Income	724,962	814,496
Equity	8,960,226	17,645,390
Target Risk	3,687,044	6,823,477
	$643,865,167	518,408,983

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

The fair value of investments are based on market prices using the following measurement categories:
Level 1 - Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are the mutual funds.
Level 2 - Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using net asset value per share or its equivalent as a practical expedient to fair value). Investments included in this category are Publix Stock and collective investment funds.
Level 3 - Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.
Following is a summary of fair value measurements for investments as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual Funds	$235,431,915	—	—	235,431,915
Publix Stock	—	2,770,135,483	—	2,770,135,483
Collective Investment Funds
Fixed Income	—	64,233,943	—	64,233,943
Equity	—	79,840,155	—	79,840,155
Target Risk	—	53,346,509	—	53,346,509
Total Investments	$235,431,915	2,967,556,090	—	3,202,988,005

December 31, 2013
Mutual Funds	$227,171,359	—	—	227,171,359
Publix Stock	—	2,087,358,590	—	2,087,358,590
Collective Investment Funds
Fixed Income	—	63,810,210	—	63,810,210
Equity	—	72,845,498	—	72,845,498
Target Risk	—	48,990,910	—	48,990,910
Total Investments	$227,171,359	2,273,005,208	—	2,500,176,567

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(4)	Contracts With Insurance Companies
The investment fund option for the stable value asset class is fully benefit-responsive and is reported at fair value in the statements of net assets available for plan benefits. Any material difference between the fair value of the investment and its contract value is to be presented as a separate adjustment line attributable to fully benefit-responsive investment contracts in the statements of net assets available for plan benefits. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. The Plan’s management has determined that the contract value of the Plan’s fully benefit-responsive investment contract as of December 31, 2014 and 2013 approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The average yields based on actual income were approximately 1.37% and 1.26%, respectively, on December 31, 2014 and 2013 for the Invesco Stable Value Trust Fund (Class C). The average yields based on interest rates credited to participants were approximately 1.63% and 1.45%, respectively, on December 31, 2014 and 2013 for the Invesco Stable Value Trust Fund (Class C). Crediting interest rates are typically reset on a monthly or quarterly basis according to the wrapper contract.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the Plan’s election to withdraw from the wrapper contract in order to change to a different investment provider or employer-initiated events, if material. The Plan Administrator does not believe that the occurrence of any such event is probable.
Examples of events that would permit an issuer of a wrapper contract to terminate the contract upon short notice include the Plan’s loss of its qualified status, material breaches of responsibilities that are not corrected, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical fair value based upon a contractual formula).

(5)	Employer Contribution Receivable
The employer contribution receivable is contributed in the form of Publix Stock. The matching contribution, net of forfeitures, of $28,612,447 for the 2014 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2014 and funded by the Company in the 2015 Plan year with the transfer of 732,713 shares of Publix Stock. The matching contribution, net of forfeitures, of $26,482,918 for the 2013 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2013 and funded by the Company in the 2014 Plan year with the transfer of 878,372 shares of Publix Stock.
Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(6)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the expected 2014 Form 5500 and actual 2013 Form 5500:

	December 31,
	2014	2013
Net assets available for plan benefits per the financial statements	$3,332,958,664	2,617,434,700
Amounts allocated to withdrawing participants	(6,950,562)	(4,863,828)
Net assets available for plan benefits per the Form 5500	$3,326,008,102	2,612,570,872
The following is a reconciliation of benefit payments to participants per the financial statements to the expected 2014 Form 5500 and actual 2013 Form 5500:

	Year ended December 31,
	2014	2013
Benefits paid to participants per the financial statements	$162,978,396	117,497,987
Amounts allocated to withdrawing participants at end of year	6,950,562	4,863,828
Amounts allocated to withdrawing participants at beginning of year	(4,863,828)	(5,136,340)
Accrued excess contributions payable at end of year	(3,001,833)	(2,828,286)
Benefits paid to participants per the Form 5500	$162,063,297	114,397,189
Distributions of excess contributions per the Form 5500	$3,001,833	2,828,286
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2014 and 2013, but not yet paid as of that date. Distributions of excess contributions and any allocable income or loss that were paid for the 2014 and 2013 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2014 and 2013.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(7)	Related-Party Transactions
Certain Plan investments are collective investment and mutual funds managed by State Street Global Advisors (“SSgA”), the investment management division of State Street Bank and Trust Company (“State Street”). State Street is the Custodian for the Plan under the direction of Voya Institutional Trust Company. Voya Institutional Plan Services serves as the third-party Plan Administrator.
In addition to Publix Stock, the transactions involving SSgA investments qualify as party-in-interest transactions. Certain administration costs paid to Voya Institutional Plan Services also are considered party-in-interest transactions.
The Plan received cash dividend payments on Publix Stock of $52,384,947 and $48,036,273 for the years ended December 31, 2014 and 2013, respectively. Such dividends were invested in the cash component of the Publix Stock Fund. As of December 31, 2014 and 2013, the number of shares of Publix Stock held in participant Accounts totaled 70,938,169 and 69,232,457, respectively, with fair values of $2,770,135,483 and $2,087,358,590, respectively.
During 2014 and 2013, company matching contributions were made in the form of Publix Stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits.

(8)	Tax Status
The Plan, as amended and restated as of January 1, 2013, received a favorable tax determination letter, dated April 3, 2014, from the IRS under Internal Revenue Code (“IRC”) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2013, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.
Accounting principles generally accepted in the U.S. require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value
Investments:
American Funds EuroPacific Growth Fund (R-4 Class)	492,115	$22,765,252
Royce Pennsylvania Mutual Fund (Investment Class)	1,565,293	20,348,808
SSgA Strategic Balanced Funds:
SSgA Aggressive Strategic Balanced Fund (Class I) *	938,798	20,292,554
SSgA Moderate Strategic Balanced Fund (Class I) *	1,067,534	22,738,914
SSgA Conservative Strategic Balanced Fund (Class I) *	512,152	10,315,041
SSgA S&P Mid Cap Index Fund (Class XII) *	260,168	20,031,402
T. Rowe Price Blue Chip Growth Fund	1,221,566	82,174,773
T. Rowe Price Value Fund	827,128	28,659,980
SSgA S&P 500 Index Fund (Class E) *	3,325,480	59,808,753
Baird Aggregate Bond Fund (Institutional Shares)	2,540,029	27,457,721
Invesco Stable Value Trust Fund (Class C)	29,501,677	64,233,943
Publix Stock Fund:
SSgA Institutional Liquid Reserves Fund (Institutional Class) *	3,728,462	54,025,381
Common stock of Publix Super Markets, Inc. *	70,938,169	2,770,135,483
Total investments		3,202,988,005
Notes receivable from participants with an interest rate of 3.25% *		104,360,045
		$3,307,348,050

* Parties-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 19, 2015	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration
and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator